14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

October 19, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Karl Hiller, Branch Chief

 Mark Wojciechowski

Re: Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

Telephonic Comments Received on September 18, 2012

File No. 0-19514

Dear Messrs. Hiller and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comments received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 18, 2012 with respect to Form 10-K for the fiscal year ended December 31, 2011 filed February 27, 2012 (the “Form 10-K”) and the Company’s response letter to the Staff’s comments issued on August 16, 2012 filed by the Company with the SEC on August 30, 2012.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, as applicable, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.

Please submit pages from prior filings marked to indicate the proposed revised disclosure in response to the Staff’s comments issued in its July 11, 2012 and August 16, 2012 comment letters and those conveyed telephonically by the Staff on September 18, 2012 or otherwise provide such disclosures to the Staff in written form with instructions as to where the new disclosure would be added in the Company’s future filings.

United States Securities and Exchange Commission

October 19, 2012

Response: The Company has included as Schedule A the revised disclosure that the Company proposes to include in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 in response to the Staff’s comments issued in its July 11, 2012 and August 16, 2012 comment letters and those conveyed telephonically by the Staff on September 18, 2012. The Company has also specified in Schedule A where in Form 10-Q it proposes to include such revised disclosure.

Financial Statements

Note 18—Contingencies, page F-28

2.	With respect to prior comment 2, in Note 18—Contingencies state whether the risk of loss for the other non-enumerated litigation items is remote or reasonably possible and, if reasonably possible, state the estimated amount or specify that an estimate cannot be made.

Response: In response to the Staff’s comment, the Company included a statement that in each such case involving the Company’s other litigation matters that have not been specifically identified by the Company in Note 18—Contingencies, management has determined that the possibility of loss is remote. The Company notes that it also has made certain other clarifying changes to this disclosure as reflected in Schedule A.

Note 20—Supplemental Information on Oil and Gas Exploration and Production Activities, page F-31

Oil and Natural Gas Reserves (Unaudited), page F-33

3.	With respect to prior comment 4, please clarify what the changes in booking methodologies were and also clarify whether the changes were due to errors by the prior engineers.

Response: In response to the Staff’s comment, the Company will clarify that the downward revisions in 2011 specified in its prior response and attributable to changes in booking methodologies were primarily due to the booking methodology used by its new petroleum engineers in the Permian Basin fields. Specifically, the Company will clarify that the 2011 reserve report prepared by Ryder Scott Company, L.P. (“Ryder Scott”) for the Company’s Permian Basin properties assigned PUDs only in close proximity to seasoned production. The prior reports for the Company’s Permian Basin properties were prepared by Pinnacle Energy Services, LLC (“Pinnacle”), which utilized a methodology consistent with large resource basins where geologic risk is minimal. The methodology utilized by Pinnacle typically results in a greater number of PUD locations than the “close

United States Securities and Exchange Commission

October 19, 2012

proximity” method used by Ryder Scott. There was also a shift of 469 MBOE from proved to probable reserves made by Ryder Scott in one prospect area where existing well performance declined more quickly than originally projected. Locations in this area were moved to the probable reserve category until more production history is obtained to confirm the economic viability of the area. The revisions in East Hackberry referenced in our prior response were made by Netherland, Sewell & Associates, Inc. (“NSAI”), which firm prepared reserve estimates for this field for 2011. These revisions were due to the adjustment in the curves used by the Company’s internal engineers who prepared reserve estimates for this field in prior years, rather than changes in booking methodology. These adjustments were made by NSAI based on prior year drilling results because well performance declined more quickly than originally projected. No errors were reported by either Ryder Scott or NSAI with respect to reserve estimates for prior years prepared by Pinnacle or the Company’s internal engineers.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Michael G. Moore

Michael G. Moore Vice President and Chief Financial Officer

cc:	Seth R. Molay, P.C.

United States Securities and Exchange Commission

October 19, 2012

Schedule A

Proposed Revised Disclosure

1.	In response to the Staff’s prior comment 2, the last paragraph of Note 10—Commitments and Contingencies relating to other litigation matters that have not been specifically identified by the Company will be deleted in the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012 and replaced with the following:

“The Company has been named as a defendant in various other lawsuits related to its business. In each such case, management has determined that the possibility of loss is remote. The resolution of these matters is not expected to have a material adverse effect on the Company financial condition or results of operations in future periods.”

2.	The Company intends to include the following disclosure in response to the Staff’s prior comments 3 and 4 under Part II—Item 5—Other Information in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2012:

“In our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 27, 2012, we reported in Note 20—Supplemental Information on Oil and Gas Exploration and Production Activities on page F-31 the total negative revisions of 4,991 MBOE in our 2011 proved reserves from prior year reserve estimates. Of these revisions, approximately 41% was attributable to the drilling of our proved undeveloped reserves, or PUDs, during 2011, which resulted in one PUD well proving to be nonproductive and certain other PUD wells not having as many productive intervals as had been estimated in our 2010 year-end report based on our historical experience, and approximately 8% was attributable to ethane takeaway issues in our Permian Basin fields relating to the current excess supply of ethane as a result of the increased drilling activity in the Permian Basin. The inability to market the ethane resulted in a lower natural gas liquids yield per well and reduced BOEs for reserve reporting purposes. The balance of the downward revisions in 2011 was primarily attributable to a change in a booking methodology used by our new petroleum engineers in the Permian Basin fields and an adjustment made with respect to our East Hackberry field. Specifically, the 2011 reserve report prepared by Ryder Scott Company, L.P., or Ryder Scott, for our Permian Basin properties assigned PUDs only in close proximity to seasoned production. The prior reports for our Permian Basin properties were prepared by Pinnacle Energy Services, LLC, or Pinnacle, and utilized a methodology consistent with large resource basins where geologic risk is minimal. The methodology utilized by Pinnacle typically results in a greater number of PUD locations than the “close proximity” method used by Ryder Scott. There was also a shift of 469 MBOE from proved to probable reserves made by Ryder Scott in one prospect area in the Permian Basin where existing well performance declined more quickly than originally projected. Locations in this area were moved to the probable reserve category until more production history is obtained to confirm the economic viability of the area. The downward revisions in 2011 reserves attributable to our East Hackberry field were made by Netherland, Sewell & Associates, Inc. because the well performance for our prior year’s drilling program declined more quickly than originally projected.